Exhibit 99.1

Option Exchange System Open Email – To Be Sent 1 Day Prior to System Open on July 6

To:	NASDAQ OMX Employees Eligible to Participate in the Option Exchange Program

FROM:	NASDAQ OMX

SUBJECT:	Option Exchange Program to Start July 7th

DATE:	Tuesday, July 6, 2010

This is to inform you that the exchange window for the NASDAQ OMX Option Exchange Program will open on Wednesday, July 7, 2010 at 9:30 a.m. EDT and will close at the end of August 3, 2010 at 12:00 midnight EDT. Employees who wish to take part in the Option Exchange Program must elect to participate during this window through the NASDAQ OMX designated Option Exchange Program website. Elections made after the window has closed will not be accepted. Please note, this program is completely voluntary. If you do not wish to participate in the Option Exchange Program, no action is required.

On July 7, 2010, when the Option Exchange Program website opens, you will receive an email directly from the system advising you that you can now log on to the Option Exchange Program website to review your stock options available for exchange. The email will contain a link directly to the Option Exchange Program website. A Q&A document, as well as other important information related to the Option Exchange Program, can be found on our intranet and will also be posted to the Option Exchange Program website. We encourage you to review this information carefully.

Questions:

•	About your stock options eligible for exchange or about the Option Exchange Program website, starting July 7, 2010

•	Option Exchange Hotline: +1 408 754 4658

•	Option Exchange Email: NASDAQOMXquestions@sos-team.com

•	About your NASDAQ OMX equity grants, either those eligible or those not eligible for exchange

•	E*Trade General Phone Number: + 1 800 838 0928

•	About the Option Exchange Program in general (a question for NASDAQ OMX, which will be considered for inclusion in the next update to the Q&A document posted on our intranet)

•	Email your question to the Option Exchange Program Questions mailbox

NASDAQ OMX has not initiated the Option Exchange Program. Even though stockholder approval has been obtained, the Company may still decide not to implement the Option Exchange Program or to delay its implementation. If the Option Exchange Program is commenced, NASDAQ OMX will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”). Persons who may be

eligible to participate in the Option Exchange Program should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Option Exchange Program. NASDAQ OMX will deliver the Option Exchange Program documents to all eligible employees free of charge when the Option Exchange Program commences, and NASDAQ OMX’s stockholders and option holders will be able to obtain these written materials and other documents filed by NASDAQ OMX with the SEC free of charge from the SEC’s website at www.sec.gov.